January 13, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Alyssa Wall
Jennifer López Molina
James Giugliano
Adam Phippen

Re:	PishPosh, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 22, 2022
File No. 333-267982

Dear Ms. Wall:

On behalf of our client, PishPosh, Inc. (“PishPosh” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 11, 2023 (the “Comment Letter”), relating to the above-referenced draft Registration Statement on Form S-1 submitted on December 22, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Draft S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the Revised Draft S-1.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float..., page 20

1.	Please expand your risk factor to describe more fully the consequences of your capitalization and the size of your public float, including that you may have lower trading volume and less liquidity than large-capitalization companies. Please also discuss how the trading volume of your common stock may influence the price of your shares, including that it may cause significant fluctuation and impact the ability of your shareholders to liquidate their investments.

The Company respectfully submits that it has expanded its risk factor on page 20 of the Revised Draft S-1 to address the risk of extreme stock price volatility and low trading volume due to the size of the Company’s capitalization and public float. In addition, the Company has included expanded disclosure regarding the impact that lower trading volumes may have on the market price of its common stock.

Dilution, page 26

2.	Reference is made to the last paragraph on page 26. You only disclose the impact of a $1.00 increase in the assumed initial public offering price. Please also disclose the impact of a $1.00 decrease.

The Company respectfully submits that it has updated the disclosure on page 26 of the Revised Draft S-1 to include the impact of a $1.00 decrease in the initial public offering price.

Executive and Director Compensation, page 46

3.	Please revise your disclosure to provide executive compensation information for your most recent completed fiscal year. Refer to Item 402 of Regulation S-K.

The Company respectfully submits that it has updated its executive compensation disclosure for the year-ended December 31, 2022.

General

4.	We note your disclosure on the Resale Prospectus cover page that the selling stockholders will sell their shares "at market prices prevailing at the time of sale or at negotiated prices." In connection therewith, please include a placeholder for the date of the initial public offering, as well as the most recent trading price and confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering. Please also disclose the price of the initial public offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

The Company respectfully submits that it has revised its disclosure on the Resale Prospectus cover page to include a placeholder for the date of the initial public offering, as well as the most recent trading price. The Company hereby confirms that it will include such information in the Rule 424(b) prospectus filed in connection with this resale offering.

If you have questions with respect to Draft No. 5 or the responses set forth above, please direct the questions to me at (212) 655-3518 or ll@msf-law.com or, alternatively, Denis A. Dufresne at (212) 855-2548 or dad@msf-law.com.

Sincerely,

Louis Lombardo

cc:	Jesse Sutton, Chief Executive Officer and Director
Charlie Birnbaum, Chief Operating Officer and Director
Denis A. Dufresne, Meister Seelig & Fein LLP
Ross David Carmel, Carmel, Milazzo & Feil LLP